Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended 6/30/2009	Six Months Ended 6/30/2009
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$90	$217
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	16	82

Total Fixed Charges	114	314

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,352	$1,089
Fixed Charges – Excluding Preferred Stock Dividends	98	232

Total Earnings	1,450	1,321

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	12.70x	4.21x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$348	$749
One-Third of Rents, Net of Income from Subleases	8	15
Preferred Stock Dividends	16	82

Total Fixed Charges	$372	$846

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,352	$1,089
Fixed Charges – Excluding Preferred Stock Dividends	356	764

Total Earnings	$1,708	$1,853

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.59x	2.19x